Exhibit 99.1

MEDIA RELEASE

November 6, 2024

Algoma Steel Group Reports Fiscal Second Quarter 2025 Financial Results

Second Quarter Results In-Line with Previously Announced Expectations

Transformative Electric Arc Furnace (EAF) Commissioning Activities Expected to Start on Schedule During the Fourth Quarter of Calendar 2024; Substantially all of Expected Project Budget Now Fully Contracted

Change in Fiscal Year end from March 31 to December 31, beginning December 31, 2024

SAULT STE. MARIE, ONTARIO (November 6, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal second quarter ended September 30, 2024.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2025 to Fiscal 2024 Second Quarter Comparisons

•	Consolidated revenue of $600.3 million, compared to $732.6 million in the prior-year quarter, mainly attributable to lower steel shipments and realized prices.

•	Consolidated loss from operations of $83.6 million, compared to income of $36.8 million in the prior-year quarter.

•	Net loss of $106.6 million, compared to net income of $31.1 million in the prior-year quarter.

•	Adjusted EBITDA of $3.5 million and Adjusted EBITDA margin of 0.6%, compared to $81.0 million and 11.1% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $25.5 million, compared to $57.2 million in the prior-year quarter.

•	Shipments of 520,443 tons, compared to 548,998 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

Michael Garcia, the Company’s Chief Executive Officer, commented, “Our fiscal second quarter results reflect solid operational performance in the face of persistent market headwinds, allowing us to deliver shipments and Adjusted EBITDA within our previous guidance ranges. Despite challenging market conditions, our planned ramp up in plate production following completion of our plate mill modernization project continued in the quarter and the associated benefits from a greater mix of value-added products helped offset a steep decline in steel prices.”

Mr. Garcia continued, “This is an incredibly exciting time at our site as we prepare to initiate commissioning activities on schedule for our transformative EAF project. Our project team has worked tirelessly alongside our vendors including equipment providers and subcontractors to secure substantially all remaining budgeted

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

items, significantly reducing remaining project budget risk. Our contracted commitments now total approximately $870 million and as we move closer to completion of both EAFs, we anticipate the completion of the remaining contracts, including those structured as time and materials, within 5% of the upper end of our previously announced budget range.”

Garcia continued “We are also excited to announce that Algoma’s EAF project is eligible under Ontario’s Ministry of the Environment, Conservation and Parks Emissions Performance Program. Under this program, Algoma has applied for, and expects to receive, reimbursement for carbon taxes paid since 2022, driving down the net cash costs of the EAF project. We remain on target to achieve steel production at the first EAF by the end of the first quarter 2025, positioning us among North America’s greenest steel producers as we seek to deliver enhanced long-term shareholder value.”

Second Quarter Fiscal 2025 Financial Results

Second quarter revenue totaled $600.3 million, compared to $732.6 million in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $539.0 million, compared to $665.8 million, and revenue per ton of steel sold was $1,153, compared to $1,334.

Loss from operations was $83.6 million, compared to income from operations of $36.8 million in the prior-year quarter. The decrease was primarily due to lower steel shipments, greater consumption of purchased coke, and weakening market conditions, which was partially offset by improvements in value-add products as a percentage of sales mix.

Net loss in the second quarter was $106.6 million, compared to net income of $31.1 million in the prior-year quarter. The decrease was driven primarily by the factors described above under (loss) income from operations.

Adjusted EBITDA in the second quarter was $3.5 million, compared with $81.0 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 0.6%. Average realized price of steel net of freight and non-steel revenue was $1,036 per ton, compared to $1,213 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,032, compared to $1,021 in the prior-year quarter. Shipments for the second quarter decreased by 5.2% to 520,443 tons, compared to 548,998 tons in the prior-year quarter. Also, Fiscal second quarter adjusted EBITDA was positively impacted by $28.1 million as a result of receipt of insurance proceeds of $32.1 million offset by costs of $4 million associated with the January 2024 outage resulting from the collapse of a utility corridor, supporting the steelworks. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

Electric Arc Furnace

The Company has made substantial progress on the construction of two new state-of-the-art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The project continues to advance on time with commissioning activities set to begin by calendar 2024 year-end and steel production expected by the end of the first calendar quarter of 2025. As of September 30, 2024, the cumulative investment was approximately $672.3 million including approximately $61.2 million during the fiscal second quarter. Contracted commitments now total approximately $870 million and as the project moves closer to

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

completion the Company anticipates completing the remaining contracts, including time and material agreements, within 5% of the high end of the previously announced budget range.

Algoma’s EAF project qualifies for the Ontario Ministry of the Environment, Conservation and Parks Emissions Performance Program. Under this program, the Company has applied for and expects to receive reimbursement for carbon taxes paid since 2022. These reimbursements are anticipated to reduce the project’s net cash cost, and along with cash-on-hand, operating cash flow, and available borrowings from the Company’s existing undrawn credit facility, provide ample liquidity to fund the balance of the project.

Following the transformation to EAF steelmaking, the Company is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity of over 3 million tons, which is expected to reduce the Company’s annual carbon emissions by approximately 70%.

Balance Sheet and Liquidity

At quarter end, the Company had cash of $452.0 million and unused availability under its Revolving Credit Facility of $342.8 million.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on December 27, 2024 to holders of record of common shares of the Corporation as of the close of business on November 27, 2024. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Change in Fiscal Year

The Company today announced that its Board of Directors has approved a change in Algoma’s fiscal year end from March 31 to December 31. This change is being made to better align Algoma’s reporting calendar with other companies in the industry. Algoma’s current fiscal year will end on December 31, 2024, resulting in a nine-month reporting period from April 1, 2024 to December 31, 2024. Algoma plans to provide reclassified historical financial information in the first quarter of 2025 to assist investors in evaluating the impact the change in fiscal year will have on the reported annual operating results for the years ending December 31, 2023 and 2024.

Normal Course Issuer Bid

On August 29, 2024 the Company announced the renewal of its normal course issuer bid (NCIB) after receiving approval from the Toronto Stock Exchange, authorizing the Company to acquire up to a maximum of 5,206,153 shares, or 5% of its 104,123,072 issued and outstanding shares, and up to a maximum of 1,208,950 of its Warrants, or 5% of its 24,179,000 issued and outstanding Warrants, in each case as of August 26, 2024. In accordance with TSX rules, the number of Shares that can be purchased pursuant to the NCIB is subject to current daily maximums of 12,066 Shares (which is equal to 25% of 48,264 Shares, being the average daily trading volume from February 1, 2024 to July 1, 2024) and 1,000 Warrants (as 25% of 1,059 Warrants, being the average daily trading volume from February 1, 2024 to July 1, 2024, is less than the 1,000 limit). The NCIB is also being conducted in accordance with applicable U.S. securities laws. The NCIB expires

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

on September 4, 2025 if not fully exercised. The Company did not repurchase any Shares or Warrants from the market under the NCIB during the fiscal quarter ended September 30, 2024.

Conference Call and Webcast Details

A webcast and conference call will be held on Thursday, November 7, 2024 at 11:00 a.m. EDT to review the Company’s fiscal second quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Second Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13749211.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim financial statements for the three and six month periods ended September 30, 2024, and September 30, 2023, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding trends in the pricing of steel, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, expected costs and timing of completion and commissioning of the Company’s EAF project and for its start of steel production, Algoma’s annual raw steel production capacity and reduced carbon emissions upon completion of the EAF project, Algoma’s maintenance of the NCIB and potential use thereof, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding Algoma’s available liquidity and the change of its fiscal year end, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.ca) and

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

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with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, earnout and share-based compensation liabilities, and share-based compensation related to performance share units. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net (Loss) Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$600.3	$732.6	$1,250.8	$1,559.8
Operating expenses
Cost of sales	$647.2	$664.8	$1,281.0	$1,304.3
Administrative and selling expenses	36.7	31.0	65.9	54.4

(Loss) income from operations	($83.6)	$36.8	($96.1)	$201.1

Other (income) and expenses
Finance income	($7.0)	($3.1)	($12.4)	($6.4)
Finance costs	19.2	5.4	35.6	10.5
Interest on pension and other post-employment benefit obligations	5.3	4.8	10.7	9.6
Foreign exchange loss (gain)	9.6	(11.6)	2.8	(0.6)
Other income	(32.1)	—	(32.1)	—
Change in fair value of warrant liability	27.3	0.3	11.7	(17.2)
Change in fair value of earnout liability	5.4	(0.7)	2.9	(2.7)
Change in fair value of share-based compensation liability	12.5	(1.3)	6.7	(5.3)

	$40.2	($6.2)	$25.9	($12.1)

(Loss) income before income taxes	($123.8)	$43.0	($122.0)	$213.2
Income tax (recovery) expense	(17.2)	11.9	(21.5)	51.2

Net (loss) income	($106.6)	$31.1	($100.5)	$162.0

Net (loss) income per common share
Basic	($0.98)	$0.29	($0.93)	$1.49
Diluted	($0.98)	$0.24	($0.93)	$1.09

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2024	March 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash	$452.0	$97.9
Restricted cash	0.1	3.9
Taxes receivable	36.1	20.0
Accounts receivable, net	253.7	246.7
Inventories, net	792.6	807.8
Prepaid expenses and deposits	52.2	80.5
Other assets	5.2	5.7

Total current assets	$1,591.9	$1,262.5

Non-current
Property, plant and equipment, net	$1,496.0	$1,405.2
Intangible assets, net	0.6	0.7
Other assets	7.4	7.6

Total non-current assets	$1,504.0	$1,413.5

Total assets	$3,095.9	$2,676.0

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.3	$0.3
Accounts payable and accrued liabilities	293.2	286.8
Taxes payable and accrued taxes	50.4	30.1
Current portion of other long-term liabilities	3.3	1.4
Current portion of governmental loans	23.8	16.2
Current portion of environmental liabilities	2.7	3.1
Warrant liability	56.3	44.9
Earnout liability	12.3	13.8
Share-based payment compensation liability	38.5	31.9

Total current liabilities	$480.8	$428.5

Non-current
Senior secured lien notes	$463.5	$0.0
Long-term governmental loans	130.2	127.4
Accrued pension liability	216.4	238.0
Accrued other post-employment benefit obligation	235.6	229.5
Other long-term liabilities	16.0	17.0
Environmental liabilities	38.4	35.2
Deferred income tax liabilities	101.2	98.0

Total non-current liabilities	$1,201.3	$745.1

Total liabilities	$1,682.1	$1,173.6

Shareholders’ equity
Capital stock	$968.5	$963.9
Accumulated other comprehensive income	279.7	267.1
Retained earnings	173.6	288.4
Contributed deficit	(8.0)	(17.0)

Total shareholders’ equity	$1,413.8	$1,502.4

Total liabilities and shareholders’ equity	$3,095.9	$2,676.0

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
expressed in millions of Canadian dollars
Operating activities
Net (loss) income	($106.6)	$31.1	($100.5)	$162.0
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	36.3	25.3	69.5	48.6
Deferred income tax expense (recovery)	8.7	(3.9)	3.4	(10.9)
Pension funding (in excess of) below expense	(2.8)	(0.3)	(4.7)	0.9
Post-employment benefit funding in excess of expense	(2.3)	(1.5)	(4.0)	(3.4)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	3.0	(4.3)	0.6	(0.2)
post-employment benefit obligations	3.1	(4.9)	0.8	—
Finance costs	19.2	5.4	35.6	10.5
Loss on disposal of property, plant and equipment	—	—	1.1	—
Interest on pension and other post-employment benefit obligations	5.3	4.8	10.7	9.6
Other income	(32.1)	—	(32.1)	—
Accretion of governmental loans and environmental liabilities	6.1	3.8	10.0	7.4
Unrealized foreign exchange loss (gain) on government loan facilities	2.1	(3.1)	0.8	(0.5)
Increase (decrease) in fair value of warrant liability	27.3	0.3	11.7	(17.2)
Increase (decrease) in fair value of earnout liability	5.4	(0.7)	2.9	(2.7)
Increase (decrease) in fair value of share-based payment compensation liability	12.5	(1.3)	6.7	(5.3)
Other	8.7	2.1	9.9	3.6

	($6.1)	$52.8	$22.4	$202.4
Net change in non-cash operating working capital	31.9	6.6	16.1	21.5
Environmental liabilities paid	(0.3)	(2.2)	(0.5)	(2.8)

Cash generated by operating activities	$25.5	$57.2	$38.0	$221.1

Investing activities
Acquisition of property, plant and equipment	($89.4)	($154.6)	($187.7)	($273.2)
Insurance proceeds for property damage	27.9	—	27.9	—

Cash used in investing activities	($61.5)	($154.6)	($159.8)	($273.2)

Financing activities
Bank indebtedness repaid, net	$0.0	($1.0)	$0.0	($1.7)
Transaction costs on bank indebtedness	—	(0.7)	—	(1.7)
Restricted cash	3.8	—	3.8	—
Senior secured lien notes issued	—	—	472.6	—
Transaction costs on senior secured lien notes	—	—	(4.1)	—
Governmental loans received	12.9	23.8	27.4	42.3
Repayment of governmental loans	(2.5)	(2.5)	(5.0)	(5.0)
Interest paid	—	(0.1)	(0.1)	(0.2)
Dividends paid	(14.2)	(13.9)	(14.2)	(13.9)
Other	0.9	(0.3)	0.4	(0.3)

Cash generated by financing activities	$0.9	$5.3	$480.8	$19.5

Effect of exchange rate changes on cash	($6.3)	$5.1	($4.9)	($1.2)
Cash
(Decrease) increase in cash	(41.4)	(87.0)	354.1	(33.8)
Opening balance	493.4	300.6	97.9	247.4

Ending balance	$452.0	$213.6	$452.0	$213.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
millions of dollars	2024	2023	2024	2023
Net (loss) income	($106.6)	$31.1	($100.5)	$162.0
Depreciation of property, plant and equipment and amortization of intangible assets	36.3	25.3	69.5	48.6
Finance costs	19.2	5.4	35.6	10.5
Interest on pension and other post-employment benefit obligations	5.3	4.8	10.7	9.6
Income taxes	(17.2)	11.9	(21.5)	51.2
Foreign exchange loss (gain)	9.6	(11.6)	2.8	(0.6)
Finance income	(7.0)	(3.1)	(12.4)	(6.4)
Inventory write-downs (depreciation on property, plant and equipment in inventory)	(1.7)	4.3	4.7	4.7
Carbon tax	12.5	12.2	22.0	14.7
Increase (decrease) in fair value of warrant liability	27.3	0.3	11.7	(17.2)
Increase (decrease) in fair value of earnout liability	5.4	(0.7)	2.9	(2.7)
Increase (decrease) in fair value of share-based payment compensation liability	12.5	(1.3)	6.7	(5.3)
Share-based compensation	7.9	2.4	9.0	3.0

Adjusted EBITDA (i)	$3.5	$81.0	$41.2	$272.1

Net (loss) income Margin	(17.8%)	4.2%	(8.0%)	10.4%

Net (loss) income / ton	($204.8)	$56.6	($98.2)	$144.8

Adjusted EBITDA Margin (ii)	0.6%	11.1%	3.3%	17.4%

Adjusted EBITDA / ton	$6.7	$147.5	$40.3	$243.3

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development and Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901